Exhibit 3.1

AMENDMENT TO

THE THIRD AMENDED AND RESTATED BYLAWS OF

BLUELINX HOLDINGS INC.

ADOPTED: FEBRUARY 3, 2026

Article III, Section 3.03 of the Third Amended and Restated Bylaws (the “Bylaws”) of BlueLinx Holdings Inc., a Delaware corporation (the “Corporation”), was amended, effective as of February 3, 2026, by the Board of Directors of the Corporation by unanimous written consent, pursuant to notice duly given, on February 3, 2026, to read in its entirety, as follows:

Section 3.03 Election. In a contested election, the directors will be elected by a plurality of the votes cast. A contested election is one in which: (i) the Secretary of the Corporation receives a notice that a stockholder has nominated a person for election to the Board in accordance with Section 2.14, and (ii) such nomination has not been withdrawn by such stockholder on or prior to the tenth (10th) day preceding the date the Corporation first distributes its notice of meeting for such meeting to the stockholders. In an uncontested election, each director will be elected by a majority of the votes cast. A majority of votes cast means the number of shares cast “for” a director’s election exceeds the number of votes cast “against” that director. An incumbent director who does not receive a majority of votes cast for his or her election will continue to serve as a holdover director and shall promptly submit his or her irrevocable offer of resignation for consideration by the Board. The Nominating and Governance Committee will make a recommendation to the Board on whether to accept or reject the director’s resignation, or whether other action should be taken. The Board will act on the Committee’s recommendation and publicly disclose its decision within ninety (90) days from the date of the certification of the election results. An incumbent director who tenders his or her resignation for consideration will not participate in the Committee’s or the Board’s recommendation or decision, or any deliberations related thereto.

This Amendment to the Bylaws shall be effective as of this 3rd day of February, 2026.

/s/ [Christin Lumpkin]
Christin Lumpkin, Corporate Secretary